Exhibit 8.1

Telecom Argentina S.A.
Subsidiaries

Name	Jurisdiction of Incorporation
Telecom Personal S.A.	Argentina

Núcleo S.A. (1)	Paraguay

Cable Insignia S.A. (1)(2)	Paraguay

Micro Sistemas S.A. (2)	Argentina

Telecom Argentina USA Inc.	Delaware, United States

Publicom S.A.	Argentina

(1)             Interest held indirectly through Telecom Personal S.A.

(2)             Dormant Entity